ITEM 3:  LEGAL PROCEEDINGS

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. See Note 16 of the Consolidated Financial Statements, which information is incorporated herein by reference.

                                            ANNUAL REPORT ON FORM 10-K
                                             ITEMS 8, 14(a) and 14(d)

                                    INDEX OF FINANCIAL STATEMENTS AND SCHEDULES



FINANCIAL STATEMENTS                                                                                     PAGE

  Report of Independent Accountants                                                                        F-1

  Consolidated Balance Sheets - December 31, 1998 and 1999                                              F-2/F-3

  Consolidated Statements of Operations - Years ended                                                      F-4
     December 31, 1997, 1998 and 1999

  Consolidated Statements of Comprehensive Income - Years ended

     December 31, 1997, 1998 and 1999                                                                      F-5

  Consolidated Statements of Cash Flows - Years ended

     December 31, 1997, 1998 and 1999                                                                    F-6/F-7

  Consolidated Statements of Stockholders' Equity - Years ended

     December 31, 1997, 1998 and 1999                                                                     F-8

  Notes to Consolidated Financial Statements                                                            F-9/F-31

FINANCIAL STATEMENT SCHEDULES

  Report of Independent Accountants                                                                        S-1

  Schedule II - Valuation and qualifying accounts                                                          S-2

  Schedules I, III and IV are omitted because they are not applicable.

                                       F

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Titanium Metals Corporation:

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Titanium Metals Corporation and Subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
January 28, 2000, except for the fourth and fifth paragraphs of Note 10, as to which the date is February 25, 2000, and the second paragraph of Note 16, as to which the date is March 21, 2000.


                                            TITANIUM METALS CORPORATION

                                            CONSOLIDATED BALANCE SHEETS

                                            December 31, 1998 and 1999
                                       (In thousands, except per share data)

ASSETS                                                                                         1998               1999
                                                                                           --------------    ---------------

Current assets:
   Cash and cash equivalents                                                                    $ 15,464           $ 20,671
   Accounts and other receivables, less
     Allowance of $1,932 And $3,330                                                              126,098            106,204
   Receivable from related parties                                                                 8,119              4,071
   Refundable income taxes                                                                         6,819             10,651
   Inventories                                                                                   225,880            191,535
   Prepaid expenses and other                                                                     10,650              7,177
   Deferred income taxes                                                                           1,900              2,250
                                                                                           --------------    ---------------
          Total current assets                                                                   394,930            342,559
                                                                                           --------------    ---------------

Other assets:

   Investment in joint ventures                                                                   32,633             26,938
   Preferred securities                                                                           80,000             80,000
   Accrued dividends on preferred securities                                                         890              6,530
   Goodwill                                                                                       59,547             54,789
   Other intangible assets                                                                        19,894             16,326
   Deferred income taxes                                                                               -              9,600
   Other                                                                                          14,129             12,979
                                                                                           --------------    ---------------
          Total other assets                                                                     207,093            207,162
                                                                                           --------------    ---------------

Property and equipment:

   Land                                                                                            5,974              6,230
   Buildings                                                                                      25,610             24,647
   Information technology systems                                                                 56,089             55,226
   Manufacturing and other                                                                       278,669            331,591
   Construction in progress                                                                       52,651              8,122
                                                                                           --------------    ---------------
                                                                                                 418,993            425,816
   Less accumulated depreciation                                                                  67,770             92,432
                                                                                           --------------    ---------------
     Net property and equipment                                                                  351,223            333,384
                                                                                           --------------    ---------------

                                                                                               $ 953,246          $ 883,105
                                                                                           ==============    ===============



                                            TITANIUM METALS CORPORATION

                                      CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                            December 31, 1998 and 1999
                                       (In thousands, except per share data)

LIabilities, Minority Interest and Stockholders' Equity                                        1998               1999
                                                                                           --------------    ---------------
Current liabilities:
   Notes payable                                                                                 $ 5,134            $ 9,635
   Current maturities of long-term debt and
     Capital lease obligations                                                                       771             85,679
   Accounts payable                                                                               69,302             48,679
   Accrued liabilities                                                                            50,628             42,879
   Payable to related parties                                                                      3,223              1,984
   Income taxes                                                                                    5,391                516
   Deferred income taxes                                                                           2,500              5,049

                                                                                           --------------    ---------------
          Total current liabilities                                                              136,949            194,421
                                                                                           --------------    ---------------

Noncurrent liabilities:

   Long-term debt                                                                                 99,950             22,425
   Capital lease obligations                                                                      10,069              9,776
   Payable to related parties                                                                      1,395              1,332
   Accrued OPEB Cost                                                                              24,065             19,961
   Accrued pension cost                                                                            8,754              5,634
   Deferred income taxes                                                                          14,200             12,950
                                                                                           --------------    ---------------
          Total noncurrent liabilities                                                           158,433             72,078
                                                                                           --------------    ---------------

Minority  interest  -   Company-obligated   mandatorily   redeemable   preferred
   securities of subsidiary trust holding solely
   subordinated debt securities ("convertible preferred securities")                             201,250            201,250
other minority interest                                                                            8,237              7,275

Stockholders' equity:

     Preferred stock $.01 par value; 1,000 shares authorized,

        None outstanding                                                                               -                  -
     Common stock, $.01 par value; 99,000 shares authorized,
        31,459 and 31,461 shares issued, respectively                                                315                315
     Additional paid-in capital                                                                  347,972            347,984
     Retained earnings                                                                            99,981             64,827
     Accumulated other comprehensive income (loss)                                                 1,317            (3,837)
     Treasury stock, at cost  (90 Shares)                                                         (1,208)            (1,208)
                                                                                           --------------    ---------------
          Total stockholders' equity                                                             448,377            408,081
                                                                                           --------------    ---------------

                                                                                               $ 953,246          $ 883,105
                                                                                           ==============    ===============

Commitments and contingencies (Note 16)
          See accompanying notes to consolidated financial statements.
                                      F-3

                                            TITANIUM METALS CORPORATION

                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                   Years ended December 31, 1997,  1998 and 1999
                                       (In thousands, except per share data)

                                                                                 1997              1998               1999
                                                                            ---------------   ---------------    ---------------
Revenues and other income:
     Net sales                                                                 $ 733,577          $ 707,677          $ 480,029
     Equity in earnings (losses) of joint ventures                                (1,013)               351             (1,709)
     Other, net                                                                    4,530              6,859              4,952
                                                                            ---------------   ---------------    ---------------
                                                                                 737,094            714,887            483,272
                                                                            ---------------   ---------------    ---------------

Costs and expenses:

     Cost of sales                                                               554,546            542,285            454,506
     Selling, general, administrative and development                             45,319             59,837             48,577
     Special charges                                                                   -             24,000              6,834
     Interest                                                                      2,066              2,916              7,093
                                                                            ---------------   ---------------    ---------------
                                                                                 601,931            629,038            517,010
                                                                            ---------------   ---------------    ---------------

     Income (loss) before income taxes and minority interest                     135,163             85,849            (33,738)

Income tax expense (benefit)                                                      41,004             29,197            (12,021)
Minority interest - convertible preferred securities                               8,840              8,840              8,667
Other minority interest                                                            2,309              2,060              1,006
                                                                            ---------------   ---------------    ---------------

     Net income (loss)                                                         $  83,010          $  45,752          $ (31,390)
                                                                            ===============   ===============    ===============

Diluted net income (loss)                                                      $  91,850          $  54,592          $ (22,723)
                                                                            ===============   ===============    ===============

Earnings (loss) per share:

     Basic                                                                     $    2.64          $    1.46          $   (1.00)
     Diluted                                                                        2.49             *                  *

Weighted average shares outstanding:

     Basic                                                                        31,457             31,435             31,371
     Diluted                                                                      36,955             36,846             36,782





*  Antidilutive.

          See accompanying notes to consolidated financial statements.

                                            TITANIUM METALS CORPORATION

                                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                    Years ended December 31, 1997, 1998 and 1999
                                                  (In thousands)


                                                                           1997               1998              1999
                                                                      ---------------    ---------------    --------------
Net income (loss)                                                          $  83,010          $  45,752         $  (31,390)

Other comprehensive income (loss), net of tax:

   Currency translation adjustment                                            (1,727)             1,692             (5,637)
   Pension liabilities adjustment                                                858             (4,283)               483
                                                                      ---------------    ---------------    --------------

   Comprehensive income (loss)                                             $  82,141          $  43,161         $  (36,544)
                                                                      ===============    ===============    ==============

          See accompanying notes to consolidated financial statements.

                                            TITANIUM METALS CORPORATION

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   Years ended December 31, 1997, 1998 and 1999
                                                  (In thousands)

                                                                          1997               1998              1999
                                                                      --------------    ---------------    --------------
Cash flows from operating activities:
   Net income (loss)                                                    $  83,010         $  45,752          $ (31,390)
   Depreciation and amortization                                           28,384            32,514             42,693
   Special charges - non cash portion                                           -            15,425              3,936
   Earnings of joint ventures, net of distributions                         1,013               170              3,730
   Deferred income taxes                                                    6,578            13,172               (464)
   Other minority interest                                                  2,309             2,060              1,006
   Other, net                                                                 (36)             (433)             4,447
   Change in assets and liabilities, net of acquisitions:

      Receivables                                                         (41,781)           37,454             17,406
      Inventories                                                             294           (62,990)            23,598
      Prepaid expenses                                                      1,600             2,539              3,137
      Accounts payable and accrued liabilities                              1,231            (9,497)           (24,151)
      Accrued restructuring charges                                             -             6,727             (5,042)
      Income taxes                                                          5,526           (12,213)           (16,220)
      Accounts with related parties, net                                  (13,292)            9,650              2,409
      Accrued dividends on preferred securities                                 -              (890)            (5,640)
      Other, net                                                           (2,266)           (3,323)                88
                                                                      --------------    ---------------    --------------

      Net cash provided by operating activities                            72,570            76,117             19,543
                                                                      --------------    ---------------    --------------

Cash flows from investing activities:

   Capital expenditures                                                   (66,295)         (115,155)           (24,772)
   Business acquisitions and joint ventures                               (13,496)          (27,413)                 -
   Purchase of preferred securities                                             -           (80,000)                 -
   Disposition of fixed assets                                                  -                 -              2,900
   Other, net                                                                   -              (647)               209
                                                                      --------------    ---------------    --------------

      Net cash used by investing activities                               (79,791)         (223,215)           (21,663)
                                                                      --------------    ---------------    --------------

Cash flows from financing activities:
   Indebtedness:

     Borrowings                                                                 -           153,765            111,900
     Repayments                                                            (4,833)          (56,670)           (99,284)
     Deferred financing costs                                              (2,230)                -                  -
   Repayment of related parties loans                                        (930)                -                  -
   Dividends paid                                                               -            (3,772)            (3,764)
   Treasury stock purchased                                                     -            (1,208)                 -
   Other, net                                                              (1,830)              117               (289)
                                                                      --------------    ---------------    --------------

     Net cash provided (used) by financing activities                      (9,823)           92,232              8,563
                                                                      --------------    ---------------    --------------
                                                                        $ (17,044)        $ (54,866)        $    6,443
                                                                      ==============    ===============    ==============


                                        TITANIUM METALS CORPORATION

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                   Years ended December 31, 1997, 1998 and 1999
                                                  (In thousands)

                                                                         1997               1998              1999
                                                                     --------------    ---------------    --------------
Cash and cash equivalents:
   Net increase (decrease) from:
     Operating, investing and financing activities                      $ (17,044)        $ (54,866)        $    6,443
     Cash acquired                                                              -             1,187                  -
     Currency translation                                                    (525)              186             (1,236)
                                                                     --------------    ---------------    --------------
                                                                          (17,569)          (53,493)             5,207
   Balance at beginning of year                                            86,526            68,957             15,464
                                                                     --------------    ---------------    --------------

   Balance at end of year                                               $  68,957         $  15,464          $  20,671
                                                                     ==============    ===============    ==============

Supplemental disclosures:
   Cash paid for:

     Interest, net of amounts capitalized                              $    2,159         $   2,215         $    6,669
     Convertible preferred securities dividends                            13,332            13,332             13,332
     Income taxes, net                                                     22,483            23,737                148

   Business acquisitions and joint ventures:

     Cash acquired                                                     $        -          $  1,187         $        -
     Receivables                                                              736             6,574                  -
     Inventories                                                              769            15,352                  -
     Property, equipment and other                                          1,998            21,765                  -
     Investments in joint ventures                                         24,307             8,460                  -
     Goodwill and other intangibles                                           577             8,566                  -
     Liabilities assumed                                                   (3,604)          (18,117)                 -
                                                                     --------------    ---------------    --------------
                                                                           24,783            43,787                  -
     Less noncash consideration, principally

       Property and equipment                                             (11,287)          (16,374)                 -
                                                                     --------------    ---------------    --------------

         Cash paid                                                      $  13,496          $ 27,413       $
                                                                                                                     -
                                                                     ==============    ===============    ==============

 See accompanying notes to consolidated financial statements.
                                                        F-7


                                            TITANIUM METALS CORPORATION

                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   Years ended December 31, 1997, 1998 and 1999
                                                  (In thousands)

                                                                                            Accumulated Other
                                                                Additional   Retained   Comprehensive Income (Loss)
                                                                                        ---------------------------
                                           Common     Common     Paid-in     Earnings   Currency    Pension     Treasury
                                           Shares      Stock     Capital    (Deficit)  Translation  Liabilities  Stock     Total
                                          --------    -------  -----------  ---------  ------------ ----------- ---------  ---------
Balance at December 31, 1996                31,455    $  315    $ 346,133   $(25,009)  $   5,635    $   (858)   $         $ 326,216
                                                                                                                      -
   Comprehensive income                          -         -            -     83,010      (1,727)        858          -      82,141
   Other, net                                    3         -          590          -           -           -          -         590
                                          ---------  --------  -----------  ---------  -----------  ---------   --------  ----------

Balance at December 31, 1997                31,458       315      346,723     58,001       3,908           -          -     408,947
   Comprehensive income                          -         -            -     45,752       1,692      (4,283)         -      43,161
   Dividends paid ($.12 per share)               -         -            -     (3,772)          -           -          -      (3,772)
   Treasury stock purchases                    (90)        -            -          -           -           -     (1,208)     (1,208)
   Other, net                                    1         -        1,249          -           -           -          -       1,249
                                          ---------  --------  -----------  ---------  ----------  ----------   --------  ----------

Balance at December 31, 1998                31,369       315      347,972     99,981       5,600      (4,283)    (1,208)    448,377
   Comprehensive income (loss)                   -         -            -    (31,390)     (5,637)         483         -     (36,544)
   Dividends paid ($.12 per share)               -         -            -     (3,764)          -           -          -      (3,764)
   Other, net                                    2         -           12          -           -           -          -          12
                                          ---------  --------   ----------  ---------  ----------  -----------  --------  ----------

Balance at December 31, 1999                31,371    $  315    $ 347,984   $ 64,827    $    (37)   $ (3,800)   $(1,208)   $ 408,081
                                          =========  ========  ===========  =========  ==========  ===========  ========  ==========


                           TITANIUM METALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies:

         PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of Titanium Metals Corporation ("TIMET") and its majority-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

         TRANSLATION OF FOREIGN CURRENCIES. Assets and liabilities of subsidiaries whose functional currency is deemed to be other than the U.S. dollar are translated at year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated in the currency translation adjustments component of other comprehensive income (loss), net of related income taxes. Currency transaction gains and losses are recognized in income currently, and were nominal in 1997, a net gain of $.4 million in 1998 and a net loss of $1.2 million in 1999.

         NET SALES. Sales are generally recognized when products are shipped. Sales may occasionally be recognized before shipment when, among other things, the title has passed, the customer has assumed substantial risks of ownership and the Company has substantially met its performance obligations.

         INVENTORIES AND COST OF SALES. Inventories are stated at the lower of cost or market. Approximately one-half of inventories are costed using the last-in, first-out ("LIFO") method with the remainder primarily costed using an average method.

         CASH AND CASH EQUIVALENTS. Cash equivalents include highly liquid investments with original maturities of three months or less.

         OTHER INVESTMENTS. Investments in 20% to 50%-owned joint ventures are accounted for by the equity method. Differences between the Company's investment in joint ventures and its proportionate share of the joint ventures' reported equity are amortized over not more than 15 years.

         Nonmarketable preferred securities are accounted for by the cost method and are considered to be "held-to-maturity" securities.

         INTANGIBLE ASSETS AND AMORTIZATION. Goodwill, representing the excess of cost over the fair value of individual net assets acquired in business combinations accounted for by the purchase method, is amortized by the straight-line method over 15 years and is stated net of accumulated amortization of $10.5 million and $15.2 million at December 31, 1998 and 1999, respectively. Patents and other intangible assets, except intangible pension assets, are amortized by the straight-line method over the periods expected to be benefited, generally nine years.

         PROPERTY, EQUIPMENT AND DEPRECIATION. Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs and were $1.0 million in 1997, $2.6 million in 1998 and $1.3 million in 1999. Software development costs are capitalized; training, reengineering and similar costs are expensed as incurred.

         Depreciation is computed principally on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and three to 25 years for machinery and equipment. Software costs are amortized over the software's estimated useful life, generally three to five years.

         LONG-LIVED ASSETS. When events or changes in circumstances indicate that long-lived assets, including goodwill or other intangible assets, may be impaired, an evaluation is performed to determine if an impairment exists. Such events or circumstances include, among other things, significant current and prior periods or current and projected periods with operating losses related to the applicable business unit. All relevant factors are considered in determining whether impairment exists. If an impairment is determined to exist, the underlying long-lived assets and the associated goodwill are written down to reflect the estimated future discounted cash flows expected to be generated by the underlying business.

         STOCK-BASED COMPENSATION. The Company has elected the disclosure alternative prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and to account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options for which the exercise price is not less than the market price of the Company's common stock on the grant date. See Note 12.

         EMPLOYEE BENEFIT PLANS. Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in
Note 14. The Company retroactively adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" in 1998.

     RESEARCH AND DEVELOPMENT. Research and development expense approximated $3.6 million in 1997, $3.4 million in 1998 and $2.5 million in 1999.

         ADVERTISING COSTS. Advertising costs, which are not significant, are expensed as incurred.

         INCOME TAXES. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries not included in TIMET's consolidated U.S. tax group. See Note 13.

     COMPREHENSIVE INCOME. The Company retroactively adopted SFAS No. 130, "Reporting Comprehensive Income" in 1998.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company currently expects that it will be able to realize the carrying value of its investment in nonmarketable preferred securities, purchased in October 1998, and as such believes the carrying value of the securities approximate fair value.

         The Company's bank debt reprices with changes in market interest rates and, accordingly, the carrying amount of such debt is believed to approximate market value. The fair value of the Convertible Preferred Securities based on quoted market prices approximated $102 million and $46 million at December 31, 1998 and 1999, respectively (net carrying value at both dates - $201 million).

         NEW ACCOUNTING PRINCIPLES NOT YET ADOPTED. The Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," no later than the first quarter of 2001. SFAS No. 133 establishes accounting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, all derivatives will be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value of derivatives will depend upon the intended use of the derivative. The Company is currently studying this newly issued accounting rule, and the impact of adopting SFAS No. 133, if any, will be dependent upon the extent to which the Company is then a party to derivative contracts or engaged in hedging activities.

Note 2 - Segment information:

         In 1998, the Company retroactively adopted SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". The Company is a vertically integrated producer of titanium sponge, melted products (ingot and slab) and a variety of mill products for aerospace, industrial and other applications. The Company's production facilities are located principally in the United States, United Kingdom and France, and its products are sold throughout the world. These worldwide integrated activities compose the Company's principal segment, "Titanium melted and mill products".

         In 1997 and 1998, the "Other" segment consisted primarily of the Company's titanium castings operations, which were combined in a joint venture during 1998 and subsequently sold in January 2000 (see Note 4). In 1999, the "Other" segment consists of the Company's nonintegrated joint ventures.

         Operating income, inventory and receivables are the key management measures used to evaluate segment performance. Segment operating income is defined as income before income taxes, minority interest and interest expense, exclusive of certain general corporate income and expense items (including dividends and interest income). Operating income of the "Titanium melted and mill products" segment includes special charges of $19.5 million and $4.7 million in 1998 and 1999, respectively. In 1999, the operating loss of this segment also included $4.3 million of charges for slow-moving inventory (see
Note 7). Operating income of the "Other" segment includes special charges of $4.5 million and $2.1 million in 1998 and 1999, respectively. The special charges are more fully described in Note 6.


                                                                             Years Ended December 31,
                                                                ----------------------------------------------------
                                                                    1997               1998               1999
                                                                ---------------   ---------------    ---------------
                                                                                  (In thousands)

OPERATING SEGMENTS:
   Net sales:
     Titanium melted and mill products                             $ 700,427           $ 686,677         $  479,466
     Other                                                            36,217              23,936              2,233
     Eliminations                                                     (3,067)             (2,936)            (1,670)
                                                               ----------------   ---------------    ----------------
                                                                   $ 733,577           $ 707,677         $  480,029
                                                               ================   ===============    ================

   Mill product shipments:
     Volume (metric tons)                                            15,100              14,800              11,400
     Average price ($ per kilogram)                               $   35.00           $   35.25          $    33.00

   Operating income (loss):
     Titanium melted and mill products                            $  139,252          $   87,411         $  (27,685)
     Other                                                            (6,290)             (4,706)            (3,748)
                                                               ----------------   ---------------    ----------------
                                                                     132,962              82,705            (31,433)
   Dividends and interest income                                       1,407               6,303              6,034
   General corporate income (expense), net                             2,860                (243)            (1,246)
   Interest expense                                                   (2,066)             (2,916)            (7,093)
                                                               ----------------   ---------------    ----------------
        Income (loss) before income taxes
          And minority interest                                   $  135,163          $   85,849         $  (33,738)
                                                               ================   ===============    ================


   Depreciation and amortization:
     Titanium melted and mill products                            $   26,463           $   31,599        $   42,693
     Other                                                             1,921                  915                 -
                                                               ================    ==============    ================
                                                                  $   28,384           $   32,514        $   42,693
                                                               ================    ==============    ================

   Capital expenditures:
     Titanium melted and mill products                            $   62,869            $ 115,103        $   24,770
     Other                                                             3,426                   52                 2
                                                               ================    ==============    ================
                                                                  $   66,295            $ 115,155        $   24,772
                                                               ================    ==============    ================



                                                                             Years Ended December 31,

                                                               ------------------------------------------------------
                                                                    1997               1998               1999
                                                               ----------------    --------------    ----------------
                                                                                  (In thousands)
   Inventories:
     Titanium melted and mill products                             $ 146,782           $ 225,073          $ 190,390
     Other                                                             7,165                 871              1,209
     Eliminations                                                       (129)                (64)               (64)
                                                               ----------------    --------------    ----------------
                                                                   $ 153,818           $ 225,880          $ 191,535
                                                               ================    ==============    ================

   Accounts receivable:
     Titanium melted and mill products                             $ 149,293           $ 124,010          $ 105,202
     Other                                                             6,385               2,088              1,002
                                                               ----------------    --------------    ----------------
                                                                   $ 155,678           $ 126,098          $ 106,204
                                                               ================    ==============    ================

   Investment in joint ventures:
     Titanium melted and mill products                            $   20,114          $   22,044          $  21,143
     Other                                                             3,156              10,589              5,795
                                                               ----------------    --------------    ----------------
                                                                  $   23,270          $   32,633          $  26,938
                                                               ================    ==============    ================

   Equity in earnings (losses) of joint ventures:
     Titanium melted and mill products                            $     (517)        $     1,869         $      549
     Other                                                              (496)             (1,518)            (2,258)
                                                               ----------------    --------------    ----------------
                                                                  $   (1,013)        $       351         $   (1,709)
                                                               ================    ==============    ================

Geographic segments:
   Net sales - point of origin:
     United states                                                 $ 534,440          $ 465,519           $ 365,652
     United kingdom                                                  223,573            217,709             160,765
     Other europe                                                     96,659            109,347              89,433
     Eliminations                                                   (121,095)           (84,898)           (135,821)
                                                               ----------------   ---------------    ----------------
                                                                   $ 733,577          $ 707,677           $ 480,029
                                                               ================   ===============    ================
   Net sales - point of destination:
     United states                                                 $ 401,217          $ 354,001           $ 239,797
     Europe                                                          276,419            290,988             203,858
     Other                                                            55,941             62,688              36,374
                                                               ----------------   ---------------    ----------------
                                                                   $ 733,577          $ 707,677           $ 480,029
                                                               ================   ===============    ================
   Operating income (loss):
     United states                                                 $  76,434         $   45,760           $ (31,636)
     Europe                                                           56,528             36,945                 203
                                                               ----------------   ---------------    ----------------
                                                                   $ 132,962         $   82,705           $ (31,433)
                                                               ================   ===============    ================

   Long-lived assets - property and equipment, net:
     United states                                                 $ 188,564          $ 264,856           $ 246,744
     United kingdom                                                   69,470             78,731              81,607
     Other europe                                                      4,392              7,636               5,033
                                                               ----------------   ---------------    ----------------
                                                                   $ 262,426          $ 351,223           $ 333,384
                                                               ================   ===============    ================

     Export sales from U.S. based operations approximated $97 million in 1997, $81 million in 1998 and $65 million in 1999.

         Geographic segment operating income of the U.S. includes special charges in 1998 and 1999 of $14.5 million and $3.2 million, respectively. Operating income of the Europe segment in 1998 and 1999 includes special charges of $9.5 million and $3.6 million, respectively. The 1999 geographic segment operating income also includes a charge for slow-moving inventory of $2.4 million and $1.9 million in U.S. and Europe, respectively.

Note 3 - Business combinations:

         In January 1997, the Company purchased LASAB Laser Applikations-und Bearbeitungs GmbH, which is in the titanium and stainless steel laser-welded tube and pipe and laser cutting business.

         In April 1998, the Company acquired Loterios S.p.A., a producer and distributor, based in Italy, of titanium pipe and fittings primarily to the offshore oil and gas drilling and production markets. The cost of the Loterios acquisition, accounted for by the purchase method, was approximately $19 million in cash. Additional consideration of up to approximately $7 million is contingent upon Loterios' achieving certain operating targets through 2000. No additional consideration has been earned to date based upon Loterios' operating results. The results of Loterios' operations have been reflected in the consolidated financial statements from the date of acquisition. Net sales in 1998 subsequent to the acquisition approximated $23 million; net sales in 1999 approximated $20 million.

Note 4 - Joint ventures:

                                                        December 31,
                                               --------------------------------
                                                     1998              1999
                                               --------------    --------------
                                                       (In thousands)

Joint ventures:
   Valtimet                                       $ 21,658          $ 20,863
   Wyman-gordon titanium castings                    6,158             5,795
   Other                                             4,817               280
                                               --------------    --------------

                                                  $ 32,633          $ 26,938
                                               ==============    ==============

         In July 1997, TIMET combined its Tennessee-based welded tubing operations with those of Valinox Welded, a French manufacturer of welded tubing, principally stainless steel and titanium, with operations in France and China. The joint venture, "ValTimet", is 46% owned by TIMET and 54% owned by Valinox Welded. The Company's initial investment in ValTimet aggregated $19.8 million, consisting of $11.3 million of noncash consideration contributed at net carrying value (principally property and equipment) plus cash of $8.5 million to fund working capital. During the six months ended December 31, 1997 and the years ended December 31, 1998 and 1999, ValTimet reported sales of $56.6 million, $119.3 million and $71.2 million and net income of $.1 million, $4.1 million and $.5 million, respectively. At December 31, 1998 and 1999, ValTimet reported total assets of $69.1 million and $57.8 million and equity of $31.8 million and $29.9 million, respectively.

         In August 1998, the Company completed a series of strategic transactions with Wyman-Gordon Company. The principal components were: (i) the Company exchanged certain of its titanium castings assets and $5 million in cash for Wyman-Gordon's Millbury, Massachusetts vacuum arc remelting facility, which produced titanium ingot; (ii) Wyman-Gordon and the Company combined their respective titanium castings business into a new joint venture, Wyman-Gordon Titanium Castings LLC, 80% owned by Wyman-Gordon and 20% by the Company; and
(iii) the Company and Wyman-Gordon entered into a contract pursuant to which the Company will be the principal supplier of titanium material to Wyman-Gordon through 2007. The Company accounts for its interest in the castings joint venture by the equity method. The Company accounted for the castings business/melting facility transaction at fair value, which approximated the $18 million net carrying value of the assets exchanged, and, accordingly, recognized nil gain on the transaction. For the five months ended December 31, 1998 and the year ended December 31, 1999, Wyman-Gordon Titanium Castings reported sales of $16.6 million and $37.7 million, respectively, and net income (loss) of ($.4) million and less than $.1 million, respectively. At December 31, 1998 and 1999, Wyman-Gordon Titanium Castings reported total assets of $29.2 million and $20 million, respectively, and equity of $25.3 million and $19.4 million, respectively. In the first quarter of 2000, the Company sold its interest in the castings joint venture to Wyman-Gordon for approximately $7 million and recorded a pretax gain of approximately $1.2 million.

         TIMET's strategy for developing new markets and uses for titanium has included providing funds to third parties to potentially prove out a new use or uses of titanium. Other joint ventures consist principally of such investments. During the fourth quarter 1999, the Company recorded a $2.3 million charge to earnings for the write-down associated with an impairment of the Company's investment in certain start-up joint ventures.

Note 5 - Preferred securities:

          In October 1998, the Company purchased for cash $80 million of non-voting preferred securities of Special Metals Corporation ("SMC"), a U.S. manufacturer of wrought nickel-based superalloys and special alloy long products. The investment was made in conjunction with, and concurrent with, the acquisition by SMC of the Inco Alloys International unit of Inco, Ltd. The preferred securities accrue dividends at the annual rate of 6.625%, are mandatorily redeemable in April 2006 and are convertible into SMC common stock at $16.50 per share. The Company is accruing dividends on the SMC preferred securities, although dividends cannot currently be paid by SMC due to limitations imposed by an amendment of SMC's bank credit agreement.

Note 6 - Special charges:

         In 1998 and 1999, the Company implemented plans of action designed to address current market and operating conditions, which resulted in recognizing $24 million of restructuring charges in 1998 and $4.5 million of such charges in 1999. The plans included the permanent closure or disposition of four plants, permanent or temporary closure of three other plants and termination of an aggregate of 700 people, or approximately 23% of TIMET's worldwide workforce prior to the restructurings. Additionally, in 1999, the Company recorded a $2.3 million charge to earnings associated with the write-downs of the Company's investment in certain start-up joint ventures. The components of the 1998 and 1999 restructuring charges are summarized below.


                                                       1998                               1999
                                          --------------------------------    ------------------------------
                                                      SEGMENT                            SEGMENT
                                          --------------------------------    ------------------------------
                                               MELTED AND                         MELTED AND
                                             MILL PRODUCTS        OTHER         MILL PRODUCTS       OTHER
                                          -----------------    -----------    ----------------    ----------
                                                                    (In millions)
Property and equipment                         $   7.1          $   2.6            $   .3         $   -
Disposition of german subsidiary                   -                -                 2.0             -
Pension and opeb costs, net                        5.7              -                 (.1)            -
Personnel severance and benefits                   5.3               .5               2.5             -
Other exit costs, principally
  Related to leased facilities                     1.4              1.4               -               (.2)
                                          -----------------    -----------    ----------------    ----------

                                               $  19.5          $   4.5           $   4.7          $  (.2)
                                          =================    ===========    ================    ==========

         Substantially all of the property and equipment loss relates to items sold, scrapped or abandoned. Depreciation of equipment temporarily idled but not impaired was not suspended. The disposition of the German subsidiary is expected to be completed in the first quarter of 2000. The pension and OPEB costs relate to actuarial valuations of accelerated defined benefits of employees terminated and curtailment of OPEB liabilities.

         At December 31, 1999, substantially all of the planned 1998-1999 aggregate personnel reductions had been accomplished, with the remainder to be accomplished in the first quarter of 2000. Of the aggregate $10.9 million personnel and other exit costs accrued, $1.9 million was paid in 1998 and $7.5 million was paid in 1999. Substantially all of the remaining $1.5 million of accrued costs is expected to be paid during the first half of 2000.

         The Company is implementing additional personnel reductions and production rationalization which will result in additional restructuring charges in 2000. Such charges are currently estimated to be up to $10 million, principally related to personnel severance and benefits for the approximately 250 employees to be terminated.

Note 7 - Inventories:

                                                         December 31,
                                              ----------------------------------
                                                    1998                1999
                                              --------------     ---------------
                                                       (In thousands)
Raw materials                                   $  62,820           $  45,004
Work-in-process                                   110,096              69,809
Finished products                                  70,353              83,893
Supplies                                           10,611              18,329
                                              --------------     ---------------
                                                  253,880             217,035
Less adjustment of certain
 inventories to LIFO basis                         28,000              25,500
                                              --------------     ---------------

                                                $ 225,880           $ 191,535
                                              ==============     ===============

         During 1999, the Company recorded a $4.3 million charge to cost of sales for slow-moving inventory.

Note 8 - Intangible and other noncurrent assets:

                                                           December 31,
                                                --------------------------------
                                                      1998              1999
                                                --------------    --------------
                                                         (In thousands)
Intangible assets:
   Patents                                         $ 14,381          $ 13,934
   Covenants not to compete                           8,759             8,881
   Intangible pension assets                          2,783             3,190
                                                --------------    --------------
                                                     25,923            26,005
   Less accumulated amortization                      6,029             9,679
                                                --------------    --------------
                                                   $ 19,894          $ 16,326
                                                ==============    ==============

Other noncurrent assets:
   Deferred financing costs                        $  9,911          $  9,417
   Notes receivable from officers                       580               489
   Other                                              3,638             3,073
                                                --------------    --------------
                                                   $ 14,129          $ 12,979
                                                ==============    ==============

Note 9 - Accrued liabilities:

                                                            December 31,
                                                 -------------------------------
                                                      1998              1999
                                                 --------------    -------------
                                                           (In thousands)

OPEB cost                                             $ 2,371          $ 3,269
Pension cost                                            1,482            1,287
Other employee benefits                                20,881           14,375
Deferred income                                             -            9,295
Environmental costs                                     2,273            1,238
Restructuring costs                                     6,727            1,490
Taxes, other than income                                1,292            1,209
Accrued dividends - convertible preferred securities    1,111            1,111
Other                                                  14,491            9,605
                                                 --------------    -------------

                                                     $ 50,628         $ 42,879
                                                 ==============    =============


         During 1999, the Company had customer orders for approximately $16 million of titanium ingot for which the customer had not yet determined the final mill product specifications. At the customer's request, the Company manufactured the ingots and is storing the material at the Company's facilities. It is anticipated that most of this ingot will be shipped or converted into mill products and delivered during 2000. As agreed with the customer, they were billed for and took title to the ingots in 1999. The ingots continue to be stored at the Company's facilities and the Company is obligated to perform additional processing of this metal at the customer's request. Accordingly, the revenue and cost of sales on this product was not recognized in 1999. The income has been deferred until the related sale is recorded. See Note 1 for the Company's revenue recognition policy.

Note 10 - Notes payable, long-term debt and capital lease obligations:

                                                               December 31,
                                                --------------------------------
                                                     1998              1999
                                                --------------    --------------
                                                         (In thousands)
Notes payable - european credit agreements        $   5,134        $    9,635
                                                ==============    ==============

Long-term debt:

   Bank credit agreement - U.S.                    $ 80,000         $  85,000
   Bank credit agreement - U.K.                      18,781            21,867
   Other                                              1,740               922
                                                --------------    --------------
                                                    100,521           107,789
   Less current maturities                              571            85,364
                                                --------------    --------------
                                                   $ 99,950         $  22,425
                                                ==============    ==============

Capital lease obligations                          $ 10,269         $  10,091
Less current maturities                                 200               315
                                                --------------    --------------
                                                   $ 10,069         $   9,776
                                                ==============    ==============

         EUROPEAN CREDIT AGREEMENTS. At December 31, 1999, aggregate unused borrowing availability under short-term bank credit agreements in France and Italy approximated $5 million. The weighted average interest rate on borrowings outstanding under these credit agreements at December 31, 1998 and 1999 was 6.88% and 4.58%, respectively.

         LONG-TERM BANK CREDIT AGREEMENTS. At December 31, 1999, TIMET had a $200 million revolving bank credit facility expiring in July 2002. Borrowings accrued interest at LIBOR plus 1.50% (7.50% at December 31, 1999) and were collateralized by substantially all of TIMET's assets. The credit agreement generally limited dividends on TIMET's common stock to 25% of net income, limited additional indebtedness and transactions with affiliates, required the maintenance of certain financial ratios and contained other covenants customary in transactions of this type. At December 31, 1999, the Company had received a waiver of compliance through February 2000 with certain financial covenants contained in its U.S. bank credit facility.

         At December 31, 1999, TIMET UK had an (pound)18 million ($29 million) overdraft/revolving bank credit facility maturing in April 2001. Borrowings may be in any major currency and at December 31, 1999 were in British pounds and U.S. dollars. These borrowings are collateralized by TIMET UK's inventories and receivables, and accrued interest at a base rate plus 0.75% (6.75% at December 31, 1999).

         In February 2000, the Company completed a new $125 million, three-year U.S.-based revolving credit agreement replacing its previous U.S. bank credit facility. Borrowings under the new facility are limited to a formula-determined borrowing base derived from the value of accounts receivable, inventory and equipment. Interest generally accrues at rates that vary from LIBOR plus 2% to LIBOR plus 2.5%. Borrowings are collateralized by substantially all of the Company's U.S. assets. The credit agreement limits additional indebtedness, prohibits the payment of common stock dividends, and contains other covenants customary in lending transactions of this type. In addition, the credit agreement prohibits the payment of dividends on TIMET's Convertible Preferred Securities if "excess availability," as determined under the agreement, is less than $25 million. Borrowings outstanding under this new U.S. facility will be classified as a current liability.

         The Company's subsidiary, TIMET UK, also increased its U.K. credit agreement from (pound)18 million ($29 million) to (pound)30 million ($48 million) with its existing U.K. lender. Borrowings under the U.K. facility accrue interest at rates that vary from LIBOR plus 1% to LIBOR plus 1.25% and borrowings are collateralized by TIMET UK's accounts receivable, inventories, buildings and equipment and shares in certain European subsidiaries. This facility also contains covenants customary in lending transactions of this type. Borrowings under these U.S. and U.K. credit agreements at closing were used to repay the $58 million in then-outstanding borrowings under the prior U.S. credit agreement, which was terminated. As a result of entering into these new agreements, the Company recorded a $1.3 million charge to earnings in the first quarter of 2000 related to the deferred financing costs associated with the previous U.S. credit facility.

         At December 31, 1999, the Company had approximately $16 million of unused borrowing availability under its U.S. and U.K. bank credit agreements. Upon closing of the new credit facilities on February 25, 2000, as discussed above, the Company had approximately $96 million of borrowing availability under these agreements.

         CAPITAL LEASE OBLIGATIONS. Certain of the Company's U.K. production facilities are under long-term leases. The Company's French subsidiary has entered into long-term leases with Compagnie Europeenne du Zirconium-CEZUS, S.A.

("CEZUS") (the 30% minority shareholder) covering machinery and equipment. The terms of these capital leases range from 10-30 years. The U.K. rentals are subject to adjustment every five years based on changes in certain published price indexes. TIMET has guaranteed TIMET UK's obligations under its leases. Assets held under capital leases included in buildings and in equipment at December 31, 1999 were $9.4 million and $1.3 million, respectively, with related aggregate accumulated depreciation of $1.7 million.

         Aggregate maturities of long-term debt and capital lease obligations:

                                                Capital            Long-term
                                                 Leases               Debt
                                            ----------------    ----------------
                                                         (In thousands)

Years ending December 31,
     2000                                       $  1,190             $  85,364
     2001                                          1,124                   558
     2002                                          1,118                21,867
     2003                                          1,118                     -
     2004                                          1,110                     -
     2005 and thereafter                          20,305                     -
     Less amounts representing interest           15,874)                    -
                                            ----------------    ----------------

                                                $ 10,091             $ 107,789
                                            ================    ================

Note 11 - Minority interest:

         CONVERTIBLE PREFERRED SECURITIES. In November 1996, TIMET Capital Trust I (the "Trust"), a wholly-owned subsidiary of TIMET, issued $201 million of 6.625% Company-obligated mandatorily redeemable preferred securities and $6 million of common securities. TIMET holds all of the outstanding common securities of the Trust. The Trust used the proceeds from such issuance to purchase from the Company $207 million principal amount of TIMET's 6.625% convertible junior subordinated debentures due 2026 (the "Subordinated Debentures"). TIMET's guarantee of payment of the Convertible Preferred Securities (in accordance with the terms thereof) and its obligations under the Trust documents constitute, in the aggregate, a full and unconditional guarantee by the Company of the Trust's obligations under the Convertible Preferred Securities. The sole assets of the Trust are the Subordinated Debentures. The Convertible Preferred Securities represent undivided beneficial ownership interests in the Trust, are entitled to cumulative preferred distributions from the Trust of 6.625% per annum, compounded quarterly, and are convertible, at the option of the holder, into TIMET common stock at the rate of 1.339 shares of common stock per Convertible Preferred Security (an equivalent price of $37.34 per share), for an aggregate of approximately 5.4 million common shares if fully converted.

         The Convertible Preferred Securities mature December 2026 and are redeemable at the Company's option, currently at approximately 104.6% of principal amount declining to 100% from December 2006. The Company's new U.S. credit agreement prohibits the payment of dividends on these securities if "excess availability," as determined under the agreement, is less than $25 million. The Company also has the right to defer dividend payments for up to 20 consecutive quarters ("Extension Period") on one or more occasions. In the event the Company exercises this right, it would be unable during any Extension Period to, among other things, pay dividends on or reacquire its capital stock.

         Dividends on the Convertible Preferred Securities are reported in the Consolidated Statements of Operations as minority interest, net of allocable income tax benefit.

         OTHER. Other minority interest relates principally to TIMET Savoie. The Company has the right to purchase from CEZUS the remaining 30% interest in TIMET Savoie for 30% of TIMET Savoie's equity determined under French accounting principles ($7.5 million and $7.3 million at December 31, 1998 and 1999, respectively), which amount is recorded as minority interest. CEZUS has the right to sell its interest in TIMET Savoie to the Company for 30% of TIMET Savoie's registered capital ($2.9 million and $2.5 million at December 31, 1998 and 1999, respectively).

Note 12 - Stockholders' equity:

         PREFERRED STOCK. The Company is authorized to issue 1 million shares of preferred stock. The rights of preferred stock as to, among other things, dividends, liquidation, redemption, conversions, and voting rights are determined by the Board of Directors.

     COMMON STOCK. The Company's new U.S. credit agreement prohibits the payment of common stock dividends (see Note 10).

         COMMON STOCK OPTIONS. The TIMET Incentive Plan provides for the discretionary grant of restricted common stock, stock options, stock appreciation rights and other incentive compensation to officers and other key employees of the Company. Options generally vest over five years and expire ten years from date of grant.

         Additionally, a plan for TIMET's nonemployee directors provides for eligible directors to annually be granted options to purchase 5,000 shares of the Company's common stock (1,500 prior to 1999) at a price equal to the market price on the date of grant and to receive, as partial payment of director fees, annual grants of 500 shares of common stock. Options granted to nonemployee directors vest in one year and expire ten years from date of grant (five year expiration for grants prior to 1998).

         The weighted average remaining life of options outstanding at December 31, 1999 was 7.9 years (1998 - 8.2 years). At December 31, 1997, 1998 and 1999 options to purchase approximately 2,500, 199,000 and 431,000 shares, respectively, were exercisable at average exercise prices of $23.00, $25.89 and $25.85, respectively. Options to purchase 318,000 shares become exercisable in 2000. At December 31, 1999, approximately 1.5 million shares and 30,350 shares were available for future grant under the TIMET Incentive Plan and the nonemployee director plan, respectively.


         The following table summarizes information about the Company's stock options.

                                                                        Amount
                                                                        payable                              Weighted
                                                     Exercise            upon             Weighted         average fair
                                                     price per         exercise           average            value at
                                      Shares           share          (thousands)      exercise price       grant date
                                    -----------    --------------    --------------    ---------------    ---------------
Outstanding at December 31,           536,275     $23.00-$31.25        $  13,679          $   25.51

Granted:
  At market                           230,075       25.94-29.50            6,414              27.88            $  12.72
  Above market                        134,000       31.00-34.00            4,355              32.50               11.99
Exercised                              (1,250)      23.00-29.50              (33)             26.25
Canceled                              (79,100)      23.00-34.00           (2,045)             25.86
                                    -----------    --------------    --------------    ---------------

Outstanding at December 31, 1997      820,000       23.00-34.00           22,370              27.28

Granted:
  At market                           320,900       26.13-29.31            9,392              29.27               14.08
  Above market                        142,000       32.31-35.31            4,802              33.81               12.79
Canceled                              (65,200)      23.00-35.31           (1,878)             28.80
                                    -----------    --------------    --------------    ---------------

Outstanding at December 31, 1998    1,217,700       23.00-35.31           34,686              28.48

Granted:
  At market                           433,000        7.38-7.97             3,445               7.96                3.98
  Above market                        206,000        8.97-9.97             1,951               9.47                3.59
Canceled                             (118,500)      7.97-35.31            (3,023)             25.51
                                    -----------    --------------    --------------    ---------------

Outstanding at December 31, 1999    1,738,200      $7.38-$35.31        $  37,059           $  21.32
                                    ===========    ==============    ==============    ===============

         Weighted average fair values of options at grant date were estimated using the Black-Scholes model and assumptions listed below.

Assumptions at date of grant:                     1997               1998              1999
                                              --------------    ---------------    --------------
     Expected life (years)                          6                 6                  6
     Risk-free interest rate                      6.00%             5.56%              5.14%
     Volatility                                     35%               40%                45%
     Dividend yield                                  0%                0%                 0%

         Had stock-based compensation cost been determined based on the estimated fair values of options granted and recognized as compensation expense over the vesting period of the grants in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced in 1997 by $2.4 million and $.06 per share, respectively, in 1998 by $3.5 million and $.11 per share, respectively, and in 1999 by $3.1 million and $.10 per share, respectively.

Note 13 - Income taxes:

         Summarized below are (i) the components of income (loss) before income taxes and minority interest ("pretax income (loss)"), (ii) the difference between the income tax expense (benefit) attributable to pretax income (loss) and the amounts that would be expected using the U.S. federal statutory income tax rate of 35%, (iii) the components of the income tax expense (benefit) attributable to pretax income (loss), and (iv) the components of the comprehensive tax provision (benefit).

                                                                                Years Ended December 31,
                                                                   ---------------------------------------------------
                                                                       1997              1998               1999
                                                                   --------------    --------------     --------------
                                                                                     (In thousands)
Pretax income (loss):
   U.S.                                                               $ 81,766           $ 51,090          $ (30,485)
   NON-U.S.                                                             53,397             34,759             (3,253)
                                                                   --------------    --------------     --------------

                                                                      $135,163           $ 85,849          $ (33,738)
                                                                   ==============    ==============     ==============

Expected income tax expense (benefit), at 35%                         $ 47,307            $30,047          $ (11,809)
Non-U.S. tax rates                                                        (464)                41                893
U.S. State income taxes, net                                               126                472             (1,705)
Dividends received deduction                                                 -               (218)            (1,382)
Export sales credit                                                       (361)              (979)                 -
Adjustment of deferred tax valuation allowance                          (5,785)                 -              1,869
Other, net                                                                 181               (166)               113
                                                                   --------------    --------------     --------------

                                                                      $ 41,004           $ 29,197          $ (12,021)
                                                                   ==============    ==============     ==============

Income tax expense (benefit):
   Current income taxes (benefit):

     U.S.                                                             $ 17,146           $  4,617          $ (11,225)

     Non-U.S.                                                           17,280             11,408               (332)
                                                                   --------------    --------------     --------------

                                                                        34,426             16,025            (11,557)
                                                                   --------------    --------------     --------------

   Deferred income taxes (benefit):

     U.S.                                                                5,998             12,374             (1,850)
     Non-U.S.                                                              580                798              1,386
                                                                   --------------    --------------     --------------
                                                                         6,578             13,172               (464)
                                                                   --------------    --------------     --------------

                                                                      $ 41,004           $ 29,197          $ (12,021)
                                                                   ==============    ==============     ==============

Comprehensive tax provision (benefit) allocable to:

   Pretax income (loss)                                               $ 41,004           $ 29,197          $ (12,021)
   Minority interest - convertible preferred securities                 (4,760)            (4,703)            (4,666)
   Stockholders' equity, including amounts allocated
     to other comprehensive income                                        (533)            (3,520)               (55)
                                                                   --------------    --------------     --------------

                                                                      $ 35,711           $ 20,974          $ (16,742)
                                                                   ==============    ==============     ==============


                                                                                 December 31,
                                                           ---------------------------------------------------------
                                                                     1998                           1999
                                                           --------------------------    ---------------------------
                                                            Assets       Liabilities      Assets       Liabilities
                                                           ----------    ------------    ----------    -------------
                                                                                (In millions)
Temporary differences relating to net assets:
   Inventories                                             $    .1       $   (5.1)        $   .2        $  (5.5)
   Property and equipment, including software                  1.4          (30.5)           -            (30.7)
   Accrued opeb cost                                          11.0            -             11.3            -
   Accrued liabilities and other deductible differences       11.1            -             12.6           (1.0)
   Other taxable differences                                   -             (7.7)           4.7           (8.8)
Tax loss and credit carryforwards                              4.9            -             13.1            -
Valuation allowance                                            -              -             (1.9)           -
                                                           ----------    ------------    ----------    -------------
Gross deferred tax assets (liabilities)                       28.5          (43.3)          40.0          (46.0)
Netting                                                      (26.6)          26.6          (28.1)          28.1
                                                           ----------    ------------    ----------    -------------
Total deferred taxes                                           1.9          (16.7)          11.9          (17.9)
Less current deferred taxes                                    1.9           (2.5)           2.3           (5.0)
                                                           ----------    ------------    ----------    -------------
Net noncurrent deferred taxes                              $   -         $  (14.2)        $  9.6        $ (12.9)
                                                           ==========    ============    ==========    =============

         The Company's valuation allowance decreased in the aggregate (including amounts allocated to items other than pretax income) by $5.8 million in 1997 and $.4 million in 1998. The increase in valuation allowance during 1999 relates to deferred taxes related to certain capital losses and certain non-U.S. losses that do not currently meet the "more-likely-than-not" recognition criteria.

         At December 31, 1999, the Company had, for U.S. federal income tax purposes, NOLs of approximately $18.5 million, of which $6.8 million and $11.7 million expire in 2010 and 2019, respectively. At December 31, 1999, the Company had an AMT credit carryforward of approximately $5.8 million, which can be utilized to offset regular income taxes payable in future years. The AMT credit carryforward has an indefinite carryforward period.

Note 14 - Employee benefit plans:

         VARIABLE COMPENSATION PLANS. Substantially all of the Company's total worldwide employees, including a significant portion of its domestic hourly employees, participate in compensation programs which provide for variable compensation based upon the financial performance of the Company and, in certain circumstances, the individual performance of the employee. The cost of these plans was $11 million in 1997, $6 million in 1998 and $1 million in 1999.

         DEFINED CONTRIBUTION PLANS. All of the Company's domestic hourly and salaried employees (65% of total worldwide employees at December 31, 1999) are eligible to participate in contributory savings plans with partial matching employer contributions. Company matching contributions are based on Company profitability for approximately 80% of eligible employees. Approximately 44% of the Company's total employees at December 31, 1999 also participate in a defined contribution pension plan with contributions based upon a fixed percentage of the employee's eligible earnings. The cost of these pension and savings plans approximated $3 million in each of 1997 and 1998 and $2 million in 1999.

         DEFINED BENEFIT PENSION PLANS. The Company maintains contributory and noncontributory defined benefit pension plans covering substantially all European employees and a minority of its domestic workforce. Defined pension benefits are generally based on years of service and compensation, and the related expense is based upon independent actuarial valuations. The Company's funding policy for U.S. plans is to contribute annually amounts satisfying the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Non-U.S. defined benefit pension plans are funded in accordance with applicable statutory requirements. The U.S. defined benefit pension plans were closed to new participants prior to 1996 and, in some cases, benefit levels have been frozen.

         The rates used in determining the actuarial present value of benefit obligations at December 31, 1999 were: (i) discount rates - 6% to 7.5% (1998 - 6% to 6.5%), and (ii) rates of increase in future compensation levels - 3% (1998
- 3%). The expected long-term rates of return on assets used was 7.5% to 9% (1998 - 7.5% to 9%). The benefit obligations are sensitive to changes in these estimated rates and actual results may differ from the obligations noted below. At December 31, 1999, the assets of the plans are primarily comprised of government obligations, corporate stocks and bonds. The funded status of the Company's defined benefit pension plans is set forth below.


                                                                                        Years Ended December 31,
                                                                                    ---------------------------------
                                                                                        1998               1999
                                                                                    --------------    ---------------
                                                                                             (In thousands)
Change in projected benefit obligations:
     Balance at beginning of year                                                     $ 136,367         $ 152,292
     Service cost                                                                         5,462             4,053
     Interest cost                                                                        9,377             8,939
     Plan amendments                                                                          -               977
     Curtailment loss (gain)                                                              5,725              (103)
     Actuarial loss (gain)                                                                  553            (5,353)
     Benefits paid                                                                       (5,334)           (8,917)
     Change in currency exchange rates                                                      142            (3,200)
                                                                                    --------------    ---------------

          Balance at end of year                                                      $ 152,292         $ 148,688
                                                                                    ==============    ===============

Change in plan assets:

     Fair value at beginning of year                                                  $ 136,827         $ 133,100
     Actual return on plan assets                                                        (3,039)           28,516
     Contributions                                                                        4,606             6,345
     Benefits paid                                                                       (5,334)           (8,917)
     Change in currency exchange rates                                                       40            (2,408)
                                                                                    --------------    ---------------

          Fair value at end of year                                                   $ 133,100         $ 156,636
                                                                                    ==============    ===============

Funded status:

     Plan assets over (under) projected benefit obligations                           $ (19,192)        $   7,948
     Unrecognized:
          Actuarial loss (gain)                                                          16,154            (9,029)
          Prior service cost                                                              2,783             3,190
          Transition obligation                                                            (615)                -
                                                                                    --------------    ---------------

          Total prepaid (accrued) pension cost                                        $     (870)       $   2,109
                                                                                    ==============    ===============

Amounts recognized in balance sheet:

     Intangible pension asset                                                         $   2,783         $   3,190
     Current pension liability                                                           (1,482)           (1,287)
     Noncurrent pension liability                                                        (8,754)           (5,634)
     Accumulated other comprehensive income                                               6,583             5,840
                                                                                    --------------    ---------------

                                                                                      $     (870)       $   2,109
                                                                                    ==============    ===============

                  Selected information related to the Company's defined benefit pension plans that have accumulated benefit obligations in excess of fair value of plan assets is presented below.

                                                                                              December 31,
                                                                                    ---------------------------------
                                                                                        1998               1999
                                                                                    --------------    ---------------
                                                                                             (In thousands)
Projected benefit obligation                                                           $ 63,123           $ 59,129
Accumulated benefit obligation                                                           62,831             59,129
Fair value of plan assets                                                                56,707             54,154

         The components of the net periodic defined benefit pension cost, excluding curtailment, are set forth below.

                                                                               Years Ended December 31,
                                                                  ----------------------------------------------------
                                                                       1997              1998               1999
                                                                  ---------------    --------------     --------------
                                                                                    (In thousands)
Service cost benefits earned                                          $   3,906        $     5,462           $  4,053
Interest cost on projected benefit obligations                            9,201              9,519              8,939
Expected return on plan assets                                          (20,555)           (12,247)           (10,650)
Net amortization                                                          9,724             (2,030)               120
                                                                  ---------------    --------------     --------------

   Net pension expense                                                $   2,276        $       704           $  2,462
                                                                  ===============    ==============     ==============

         POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company provides certain postretirement health care and life insurance benefits to certain of its domestic retired employees. The Company funds such benefits as they are incurred, net of any contributions by the retirees. Under plans currently in effect, a majority of TIMET's active domestic employees would become eligible for these benefits if they reach normal retirement age while working for TIMET. These plans have been revised to discontinue employer-paid health care coverage for future retirees once they become Medicare-eligible.

         The components of the periodic OPEB cost and change in the accumulated OPEB obligations are set forth below. The plan is unfunded and contributions to the plan during the year equal benefits paid. The rates used in determining the actuarial present value of the accumulated OPEB obligations at December 31, 1999 were: (i) discount rate - 7.5% (1998 - 6.5%), (ii) rate of increase in health care costs for the following period - 9.2% (1998 - 8.9%) (iii) ultimate health care trend rate (achieved in 2016) - 6.0% (1998 - 4.75%). If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased approximately $.2 million in 1999, and the actuarial present value of accumulated OPEB obligations at December 31, 1999 would have increased approximately $2.7 million. A one percentage point decrease would have a similar, but opposite, effect. The accrued OPEB cost is sensitive to changes in these estimated rates and actual results may differ from the obligations noted below.

                                                                                               December 31,
                                                                                      -------------------------------
                                                                                          1998              1999
                                                                                      -------------     -------------
                                                                                              (In thousands)
Actuarial present value of accumulated OPEB obligations:
   Balance at beginning of year                                                          $ 22,297         $  22,637
   Service cost                                                                               326               252
   Interest cost                                                                            1,553             1,577
   Actuarial loss                                                                           1,648             3,754
   Curtailment gain                                                                             -              (115)
   Benefits paid, net of participant contributions                                         (3,187)           (3,919)
                                                                                      -------------     -------------
   Balance at end of year                                                                  22,637            24,186
Unrecognized net actuarial gain (loss)                                                        900            (3,411)
Unrecognized prior service credits                                                          2,899             2,455
                                                                                      -------------     -------------
Total accrued OPEB cost                                                                    26,436            23,230
Less current portion                                                                        2,371             3,269
                                                                                      -------------     -------------

   Noncurrent accrued OPEB cost                                                          $ 24,065         $  19,961
                                                                                      =============     =============

                                                                                  Years Ended December 31,
                                                                         --------------------------------------------
                                                                            1997           1998             1999
                                                                         -----------    ------------     ------------
                                                                                       (In thousands)
Service cost benefits earned                                               $   357        $    326          $   252
Interest cost on accumulated OPEB obligations                                1,613           1,553            1,577
Curtailment gain                                                                 -               -             (115)
Net amortization and deferrals                                                (635)           (550)            (364)
                                                                         -----------    ------------     ------------

   Net OPEB expense                                                        $ 1,335         $ 1,329          $ 1,350
                                                                         ===========    ============     ============

Note 15 - Related party transactions:

         At December 31, 1996, Tremont Corporation held 36% of the Company's outstanding common stock. During 1998 and 1999, Tremont purchased additional shares of the Company's common stock in market or private transactions, increasing its ownership of TIMET common stock to 39% at December 31, 1999. During 1999, the Combined Master Retirement Trust ("CMRT"), a trust formed by Valhi, Inc. to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies, purchased shares of TIMET common stock in market transactions. At December 31, 1999, the CMRT held 8% of TIMET's common stock. At December 31, 1999, Valhi and other entities related to Harold C. Simmons held 55% of Tremont's outstanding common stock, and Contran Corporation held, directly or through subsidiaries, approximately 93% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting common stock is held either by trusts established for the benefit of certain children and grandchildren of Mr. Simmons, of which Mr. Simmons is sole trustee, or by Mr. Simmons directly. In addition, Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons may be deemed to control each of Contran, Valhi, Tremont and TIMET.

         Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (i) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran, Tremont and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

         It is the policy of the Company to engage in transactions with related parties on terms which are, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

         TIMET supplies titanium strip product to ValTimet under a long-term contract as the preferred supplier and supplied castings ingot to Wyman-Gordon Titanium Castings. Sales to these joint ventures were $40 million in 1998 and $19 million in 1999. Receivables from related parties at December 31, 1998 and 1999 relate principally to sales to these joint ventures. In January 2000, TIMET sold its interest in the castings joint venture.

         In connection with the construction and financing of TIMET's vacuum distillation process ("VDP") titanium sponge plant, Union Titanium Sponge Corporation ("UTSC") licensed certain technology to TIMET in exchange for the right to acquire up to 20% of TIMET's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices thereafter through 2008. A discount from market value represents TIMET's consideration to UTSC for the licensed technology. Sales to UTSC approximated $17 million in 1997, $7 million in 1998 and $5 million in 1999.

         The Company has an intercorporate services agreement with Tremont whereby the Company provides certain management, financial and other services to Tremont for approximately $.4 million in each of 1997 and 1998 and approximately $.2 million in 1999, subject to renewal for future years.

         The Company has an intercorporate services agreement with NL Industries, Inc., a majority-owned subsidiary of Valhi. Under the terms of the agreement, NL provides certain management, financial and other services to TIMET for approximately $.3 million in each of 1997, 1998 and 1999.

         The Company extended market-rate loans in 1998 and 1999 to certain officers pursuant to a Board-approved program to facilitate the purchase of Company stock and 6.625% Convertible Preferred Securities. The loans are generally payable in five annual installments beginning six years from date of loan and bear interest at a rate tied to the Company's borrowing rate, payable quarterly. For certain executive officers whose positions have been eliminated, the Board has approved the deferral of interest (to be added to principal quarterly) and principal payments for a period of up to five years commencing on the date of each such officer's severance. At December 31, 1999, the outstanding balance of officer notes receivable was approximately $.5 million.

         EWI RE, Inc. arranges for and brokers certain of the Company's insurance policies. Parties related to Contran own 90% of the outstanding common stock of EWI, and a son-in-law of Harold C. Simmons manages the operations of EWI. Consistent with insurance industry practices, EWI receives a commission from the insurance underwriters for the policies that it arranges or brokers. The Company paid an aggregate of approximately $1.8 million and $2.0 million for such policies in 1998 and 1999, respectively, which amount principally included premiums for the insurance policies paid to third parties, but also included commissions paid to EWI. In the Company's opinion, the premiums paid for these insurance policies are reasonable and similar to those the Company could have obtained through an unrelated insurance broker. The Company expects that these relationships with EWI will continue in 2000.

Note 16 - Commitments and contingencies:

         LONG-TERM AGREEMENTS. The Company has long-term agreements with certain major aerospace customers, including Boeing, Rolls-Royce plc, United Technologies Corporation (and related companies) and Wyman-Gordon Company, pursuant to which the Company expects to be a major supplier of titanium products to these customers. The Boeing agreement was effective in 1998, but was not expected to reach volume levels until 1999. The other agreements mentioned were effective in 1999. These agreements provide for (i) minimum market shares of the customers' titanium requirements (generally at least 70%) for extended periods (nine to ten years) and (ii) fixed or formula-determined prices generally for at least the first five years.

     The Boeing contract requires Boeing to purchase a minimum percentage of their titanium requirements from TIMET. Although Boeing placed orders and accepted delivery of certain volumes in 1999, TIMET believes the level of orders was significantly below the contractual volume requirements. Although Boeing has informed the Company that it will either order the required contractual volume under the contract in 2000 or pay the liquidated damages provided for in the agreement, TIMET has received virtually no Boeing-related orders under the contract for the year 2000. Boeing has also informed the Company that it is unwilling to commit to the contract beyond the year 2000. On March 21, 2000 the Company filed a lawsuit against Boeing in a Colorado state court seeking damages for Boeing's repudiation and breach of the Boeing contract. TIMET's complaint seeks damages from Boeing that TIMET believes are in excess of $600 million and a declaration from the court of TIMET's rights under the contract.

         The Company also has long-term arrangements with certain suppliers for the purchase of certain raw materials, including titanium sponge and various alloying elements, at fixed and/or formula determined prices. TIMET believes these arrangements will help stabilize the cost and supply of raw materials. The sponge contract provides for annual purchases by the Company of 6,000 to 10,000 metric tons. The parties agreed to reduced minimums for 1999 and 2000.

         CONCENTRATION OF CREDIT AND OTHER RISKS. Substantially all of the Company's sales and operating income are derived from operations based in the U.S., the U.K. and France. The majority of the Company's sales are to customers in the aerospace industry (including airframe and engine construction). As described above, the Company has long-term agreements with certain major aerospace customers, including Boeing, Rolls-Royce plc, United Technologies Corporation (and related companies) and Wyman-Gordon Company. These agreements and others accounted for approximately 44% of aerospace revenues in 1999. Such concentration of customers may impact the Company's overall exposure to credit and other risks, either positively or negatively, in that such customers may be similarly affected by economic or other conditions. While no customer accounts for more than 10% of the Company's direct sales, the Company's ten largest customers accounted for about one-third of net sales in 1997, about 40% of net sales in 1998 and about 30% of net sales in 1999.

     OPERATING LEASES. The Company leases certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Net rent expense was approximately $3.6 million in 1997, $5.0 million in 1998 and $5.9 million in 1999.

         At December 31, 1999, future minimum payments under noncancellable operating leases having an initial or remaining term in excess of one year were as follows:

                                                                   Amount
                                                              ------------------
                                                                (In thousands)
Years ending December 31,
   2000                                                           $   5,495
   2001                                                               3,461
   2002                                                               1,781
   2003                                                               1,048
   2004                                                                  97
   2005 and thereafter                                                   48
                                                             -------------------

                                                                  $  11,930

                                                             ===================

ENVIRONMENTAL MATTERS.

         BMI COMPLEX. In the early 1990s, TIMET and certain other companies (the "Steering Committee Companies") that currently have or formerly had operations within a Henderson, Nevada industrial complex (the "BMI Complex") began environmental assessments of the BMI Complex and each of the individual company sites located within the BMI Complex pursuant to a series of consent agreements entered into with the Nevada Division of Environmental Protection ("NDEP"). Most of this assessment work has now been completed, although some of the assessment work with respect to TIMET's property is continuing. In 1999, TIMET entered into a series of agreements with Basic Management, Inc. (together with its subsidiaries, "BMI") and, in certain cases, other Steering Committee Companies, pursuant to which, among other things, BMI assumed responsibility for the conduct of soils remediation activities on the properties described, including, subject to final NDEP approval, the responsibility to complete all outstanding requirements under the consent agreements with NDEP insofar as they relate to the investigation and remediation of soils conditions on such properties. BMI also agreed to indemnify TIMET and the other Steering Committee Companies against certain future liabilities associated with any soils contamination on such properties. The Company contributed $2.8 million to the cost of this remediation (which payment was charged against accrued liabilities). The Company also agreed to convey to BMI, at no additional cost, certain lands owned by the Company adjacent to its plant site (the "TIMET Pond Property") upon payment by BMI of the cost to design, purchase, and install the technology and equipment necessary to allow the Company to stop discharging liquid and solid effluents and co-products onto the TIMET Pond Property (BMI will pay 100% of the first $15.9 million cost for this project, and TIMET will contribute 50% of the cost in excess of $15.9 million, up to a maximum payment by TIMET of $2 million; the Company does not currently expect to incur any cost in connection with this project). The Company, BMI and the other Steering Committee Companies are continuing investigation with respect to certain additional issues associated with the properties described above, including any possible groundwater issues. In addition, the Company is continuing assessment work with respect to its own active plant site.

         HENDERSON FACILITY. In April 1998, the U. S. Environmental Protection Agency ("EPA") filed a civil ACTION AGAINST TIMET (UNITED STATES OF AMERICA V. TITANIUM METALS CORPORATION; Civil Action No. CV-S-98-682-HDM (RLH), U. S.
District Court, District of Nevada) in connection with an earlier notice of violation alleging that TIMET violated several provisions of the Clean Air Act in connection with the start-up and operation of certain environmental equipment at TIMET's Henderson, Nevada facility during the early to mid-1990s. A settlement agreement in this case was approved by the court in February 2000, pursuant to which TIMET will make cash payments totaling approximately $.4 million from 2000 through 2002 and undertake certain additional monitoring and emissions controls at a primarily capital cost of approximately $1.5 million.

         At December 31, 1999, the Company had accrued an aggregate of approximately $1.2 million primarily for THE ENVIRONMENTAL MATTERS DISCUSSED ABOVE UNDER BMI COMPANIES AND HENDERSON FACILITY. The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Estimated future expenditures are not discounted to their present value. It is not possible to estimate the range of costs for certain sites. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known or where no estimate can presently be made. Further, there can be no assurance that additional environmental matters will not arise in the future.

     OTHER. The Company is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business.

         The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 17 - Quarterly results of operations (unaudited):

                                                                                Quarters ended
                                                      --------------------------------------------------------------------
                                                         March 31           June 30          Sept. 30          Dec. 31
                                                      ----------------    -------------    --------------    -------------
                                                                     (In millions, except per share data)
Year ended december 31, 1999:
   Net sales                                                $ 134.1           $ 127.6           $ 112.7          $ 105.5
   Operating income (loss)                                     (1.4)              1.1              (7.8)           (23.2)
   Net loss                                                    (3.9)             (2.5)             (7.5)           (17.5)

   Net loss per share:

     Basic                                                  $  (.12)          $  (.08)          $  (.24)         $  (.56)
     Diluted                                                   *                 *                 *                *

Year ended december 31, 1998:

   Net sales                                                $ 187.1           $ 190.8           $ 173.5          $ 156.3
   Operating income (loss)                                     31.6              23.9              27.3              (.2)
   Net income (loss)                                           18.3              13.8              16.1             (2.5)

   Net income (loss) per share:

     Basic                                                  $   .58           $   .44           $   .51          $  (.08)
     Diluted                                                    .56               .44               .50              *

         *  Antidilutive.

         Due to the timing of the issuance and repurchase of common stock and rounding in calculations, the sum of quarterly earnings per share may be different than earnings per share for the full year.

Note 18 - Earnings per share:

         A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share is presented below. In 1998 and 1999, the effect of the assumed conversion of the Convertible Preferred Securities was antidilutive. Stock options omitted from the denominator because they were antidilutive approximated: not material in 1997, 1.2 million in 1998 and 1.7 million in 1999.

                                                                             Years Ended December 31,
                                                              ------------------------------------------------------
                                                                   1997                1998               1999
                                                              ---------------     --------------     ---------------
                                                                                  (In thousands)
Numerator:
   Net income (loss)                                              $ 83,010            $ 45,752          $ (31,390)
   Minority interest - Convertible
     Preferred Securities                                            8,840               8,840              8,667
                                                              ---------------     --------------     ---------------

   Diluted net income (loss)                                      $ 91,850            $ 54,592          $ (22,723)
                                                              ===============     ==============     ===============

Denominator:

   Average common shares outstanding                                31,457              31,435             31,371
   Convertible Preferred Securities                                  5,389               5,389              5,389
   Average dilutive stock options                                      109                  22                 22
                                                              ---------------     --------------    ---------------

   Diluted shares                                                   36,955              36,846             36,782
                                                              ===============     ==============     ===============